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                                                 File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554





(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)



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Item No. 1.    Description of Proposed Transaction



           The proposed transactions involve the issuance of

notes  by  Monongahela Power Company ("Monongahela"  or  the

"Company") a public utility subsidiary of Allegheny  Energy,

Inc.,   a   registered  holding  company,  to  support   the

contemporaneous issuance of pollution control revenue  bonds

by  three  West  Virginia  County Commissions.   The  County

Commissions are located in Marion County, Preston County and

Pleasants  County, West Virginia (collectively, the  "County

Commissions").  The proceeds from the three series of  bonds will  be  used  to  pay  off  at maturity  three  series  of presently  outstanding pollution control revenue bonds,  all of which are Series B Bonds and all of which mature on April

1,  1998.    The Series B Bonds were issued by the Authority

in 1988 in the following amounts with the following interest

rates:   (i)  $3,055,000  principal  amount  Marion   County

Pollution  Control Revenue Bonds (Monongahela Power  Company

Rivesville Generating Station), 1988 Series B, 6-7/8%;  (ii)

$5,900,000 principal amount Preston County Pollution Control

Revenue Bonds (Monongahela Power Company Albright Generating

Station),  1988  Series  B, 6-7/8% ; and  (iii)  $10,145,000

principal amount Pleasants County Pollution Control  Revenue

Bonds  (Monongahela Power Company Willow  Island  Generating

Station), 1988 Series B, 6-7/8%(collectively, the "Series  B

Bonds").  Due to the change in interest rates since the time that the Series B Bonds were originally issued, and the cost to  the  Company of financing that is not tax  exempt,  each

County  Commission  proposes  to  issue  a  new  series   of

pollution control revenue bonds (collectively, the "Series C

Bonds")  at  a lower interest rate.  The County  Commissions will  use  the proceeds from the Series C Bonds to  pay  the

Series  B Bonds at maturity.  The Company requests authority from  the  Securities and Exchange Commission ("Commission")

to  enter into new promissory notes insofar as the terms and conditions  of  the  bonds  to  be

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issued  by  the   County

Commissions  affect the payments to be made by  the  Company

under  the  promissory  notes  presently  outstanding.    As

information, the presently outstanding Series B  notes  will be  canceled and new notes will be entered into  to  reflect the new terms.



          A.   Background

           On  November 26, 1975 and December 17, 1975,  the

Commission   authorized  Monongahela  to  issue   notes   in

connection  with  the  tax exempt financing  by  the  County

Commissions  of  certain  electrostatic  precipitators   and

associated foundations, duct work, fly ash handling  system,

interests  in land and assorted equipment (collectively  the

"Pollution  Control Equipment") at the Rivesville Generating

Station  (Unit  No.  6)  in Marion  County,  West  Virginia,

Albright  Generating  Station (Units 2  and  3)  in  Preston

County,  West Virginia, and Willow Island Generating Station

(Units  1  and 2) in Pleasants County, West Virginia.  (HCAR

Nos.  19268  and 19304.)  The tax exempt financing  provided money for the installation of Pollution Control Equipment at

the   Rivesville,  Albright  and  Willow  Island  Generating

Stations.    The  Pollution  Control  Equipment   has   been

completed.

           The  Series  A  Bonds were issued by  the  County

Commissions  in  December 1975, in an  aggregate  amount  of

$21,000,000  at  an  interest rate of 8-1/2%.   They  had  a

maturity  date  of  December 1. 1995  and  were  subject  to optional redemption on and after December 1, 1985.

          On November 9, 1987, the Commission authorized

Monongahela to issue new pollution control revenue notes

(the "Series B Notes") aggregating $19,100,000. (HCAR

24495).  The County Commissions issued their Series B

Pollution Control Revenue Bonds in April, 1988, the proceeds of which were used to redeem the Series A Pollution Control

Revenue Bonds.  The Series A Notes were canceled as part of

this transaction.


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          B.   Requested Authorization

            The   County   Commissions  propose   to   issue

$19,100,000 aggregate principal amount in three  new  series of  bonds (each series to be designated as "Series C Bonds",

collectively  hereinafter  referred  to  as  the  "Series  C

Bonds"),  the  proceeds of which will  be  used  to  pay  at maturity  the  County Commissions' Series B Bonds  presently outstanding which correspond to notes issued by Monongahela.

The  figure  represents $1,900,000 less than  the  aggregate amount  of  Series  A Bonds originally  issued  due  to  the operation  of  a mandatory sinking fund which  required  the

County Commissions to redeem bonds each December 1 beginning

in  1986  at  par plus accrued interest as follows:   Marion

($150,000), Preston ($300,000) and Pleasants ($500,000)  per

year.  The Series A Bonds were redeemed in April of 1988.

           Monongahela  requests authority through  December

31,  2002  to  enter into the proposed transactions  and  to issue  new  promissory notes. The Series  C  Bonds  will  be issued under a supplemental trust indenture with a corporate trustee, approved by the Company, and sold at such time,  at such  interest rate and for such price as shall be  approved by  the Company.  However, the interest rate for each series of  Series C Bonds will not exceed the interest rate of  the

corresponding   series   of   Series   B   Bonds   presently

outstanding.  The timing of the financing will depend upon a

subjective   determination  by  the  Companies   of   market

conditions.   The Series C Bonds will mature no  later  than

the year 2015.



           Monongahela  will deliver concurrently  with  the

issuance of the Series C Bonds, its non-negotiable Pollution

Control  Note  (collectively, the "Notes") corresponding  to such  series  of  Bonds  in  respect  of  principal  amount,

interest rate and redemption provisions (which may include a special  right  of the holder to require the  redemption  or repurchase  of  the  Bond at stated  intervals)  and  having installments  of  principal corresponding to  any  mandatory sinking fund

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payments and stated maturities.



           Title  to  the  Pollution Control Equipment  will

remain  with  each of the County Commissions  in  accordance with  the  terms  of the original Purchase  Agreements  (the

"Purchase  Agreement"), which provide, among  other  things,

for the payment by Monongahela of all expenses and costs  in

connection  with  the  operation  and  maintenance  of   the

Pollution Control Equipment, including insurance and  taxes,

if any; and semi-annual installments of purchase price equal to  such  amounts  as  are due from  the  respective  County

Commissions   under   the  provisions   of   certain   Trust

Indentures, such amount being sufficient to pay the interest on  and principal of the Bonds due on each installment date.

Title  to  the  Pollution  Control Equipment  will  vest  in

Monongahela  after  payment of  the  Bonds  and  payment  by

Monongahela of all additional payments due or to become due.

           There  are  also  Trust Indentures  dated  as  of

December  15, 1975, between each County Commission  and  The

Chase   Manhattan   Trust  Company,  National   Association,

successor   trustee  to  Mellon  Bank,  N.A.,  as   trustee,

governing  terms  of  the  bonds  issued  pursuant  to   the

Indenture.  Payment on the Notes will be made to the Trustee under supplemental indentures to be entered into between the

Companies  and the Trustee, described below,  and  shall  be applied  by the Trustee to pay the maturing principal  price of and interest and other costs on the Series B Bonds as the

same  become  due.   The Company also proposes  to  pay  any

trustees'  fees  or other expenses incurred  by  the  County

Commissions.



           It  is expected that the County Commissions  will

engage  an  underwriter or underwriters to provide financial advice and underwrite the sale of the Series C Bonds.  Fees,

commissions  and  expenses  of the  underwriters  and  legal counsel in connection with the proposed transaction will  be filed by amendment.  The Company has been informed

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that the County Commissions have legal authority to issue tax exempt revenue bonds in accordance with the proposed documents  and the  Company understands that legal opinions to that  effect will  be  delivered to appropriate parties at, or prior  to,

the  closing date.  The Series C Bonds will be in registered form and initially will be registered in the name of Cede  &

Co.,  as nominee for The Depository Trust Company, New York,

New  York.   The  Series C Bonds will  bear  interest  semi-

annually at rates to be determined.  The Series C Bonds will be  issued  pursuant to supplemental indentures, which  will provide  for  parameters to be determined.  The supplemental indentures  will also provide that all of the proceeds  from the  sale  of  the Series C Bonds by the County  Commissions must  be  applied  to  the  cost of  the  Pollution  Control

Equipment,  including the cost of paying off  the  Series  B

Bonds at maturity.



           The  Company  desires to consummate the  proposed

transactions  and  pay at maturity the  Series  B  Bonds  to provide  the  lowest  cost of permanent financing  for  non-

revenue-producing  Pollution  Control  Equipment  which  the

Company  has  been required to install to meet environmental

standards.   The  Company has been advised that  the  annual

interest rate on tax exempt bonds has been approximately  1%

to 3% lower than the interest rate on taxable obligations of comparable  quality, depending upon the type to be  sold  by the County Commissions.

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Item No. 2.    Fees, Commissions and Expenses

          The following estimated fees and expenses are

expected to be incurred by the Company in connection with

its issuance of Notes and payment at maturity of Series B

Bonds:

          Bond Counsel fees and expenses          $60,000
          Commission Counsel fees                   7,500
          Price Waterhouse                         18,000
          Printing expenses                        20,000
          Trustee's fees                           15,000
          Underwriter's Counsel fees and expenses  45,000
          Blue Sky fees                             3,000
          Rating Agency fees                       58,000
          Miscellaneous                             5,000



Item No. 3.    Applicable Statutory Provisions

          The Company is informed by counsel that the

proposed transactions may be subject to Sections 6(a) and 7

of the Public Utility Holding Company Act of 1935.



Item No. 4.    Regulatory Approval

               The proposed financing transactions will be

authorized by the Public Utilities Commission of Ohio,

as to Monongahela's participation and are therefore

exempt under Rule 52(a).  The Public Service Commission

of West Virginia does not have jurisdiction over the

financing aspects of the transaction. However, it does

have jurisdiction over the transfer of any interest in

the facilities that act as security for the notes.

Therefore, the Securities and Exchange Commission has

jurisdiction over the participation by Monongahela

insofar as the transfer of any interest in the

facilities is concerned.  No regulatory agency, other

than those named, has jurisdiction over the proposed

transactions.



Item No. 5.  Procedure

          It is requested that the Commission's order

granting this

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Application or Declaration be issued on or

before March 13, 1998.  There should be no recommended

decision by a hearing or other responsible officer of the

Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date.  The

Applicant consents to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision

and order in this matter, unless the Division opposes the

transactions covered by this Application or Declaration.



Item No. 6.    Exhibits and Financial Statements

               (a)  Exhibits

                    D-1 Monongahela's Application to the Ohio Public Utility Commission.


                    D-2  No-Action Letter of the Public Service
                         Commission of West Virginia (to be
                         filed by amendment).

                    D-3  Order of the Ohio Public Utility Commission.


                    F    Opinion of Counsel

                    G-1 Monongahela's Financial Data Schedule (actual) (to be filed by amendment).

                    G-2 Monongahela's Financial Data Schedule (pro forma) (to be filed by amendment).

                    G-3 Allegheny Energy, Inc. (actual) (to be filed by amendment).

                    G-4 Allegheny Energy, Inc. (pro forma) (to be filed by amendment).

                    H    Form of Notice



               (b)  Financial Statements as of December 31, 1997

                    1-A Balance sheets of Monongahela per books and pro forma (to be filed by amendment).

                    2-A  Allegheny Energy, Inc. and subsidiaries
                         consolidated balance sheet, per
                         books and pro forma (to be filed by
                         amendment).

                    1-B  Statements of income and retained earnings

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                          of Monongahela per books and pro forma
                          (to be filed by amendment).


                     2-B  Allegheny Energy, Inc. and subsidiaries
                          consolidated statements of income
                          and retained earnings, per books
                          and pro forma (to be filed by
                          amendment).



Item No. 7.    Information as to Environmental Effects

               (a)  For the reasons set forth in

        Item 1 above, the authorization applied for herein does

        not require major federal action significantly

        affecting the quality of the human environment for

        purposes of Section 102(2)(C) of the National

        Environmental Policy Act (42 U.S.C. 4232(2)(C)).





               (b)  Not applicable.

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                         SIGNATURE


     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY


                              By  /s/ Robert R. Winter
                                      Robert R. Winter
                                      Vice President, Legal Services


Dated:  February 6, 1998